UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB/A

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(AMENDMENT NO. 2)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☐

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

Kabushiki Kaisha CSK

(Name of Subject Company)

CSK Corporation

(Translation of Subject Company’s Name into English (if applicable))

Japan

(Jurisdiction of Subject Company’s Incorporation or Organization)

Sumisho Computer Systems Corporation

(Name of Person(s) Furnishing Form)

Common Stock; Class A Preferred Shares; Class B Preferred Shares;

Class E Preferred Shares

(Title of Class of Subject Securities)

N / A

(CUSIP Number of Class of Securities (if applicable))

Tatsuyasu Kumazaki

Director and Managing Executive Officer

CSK Corporation

CSK Aoyama Bldg., 2-26-1, Minami-Aoyama, Minato-ku,

Tokyo 107-0062, Japan

(Telephone +81-3-6438-3030)

(Name, Address (including zip code) and Telephone Number (including area code) of

Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N / A

(Date Tender Offer/Rights Offering Commenced)

PART I — INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a)	See Exhibits.

(b)	Not applicable.

Item 2. Informational Legends

Included in the previously submitted documents Exhibits 1, 2 and 3 and the document attached hereto as Exhibit 4.

PART II — INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)	Not applicable.

(2)	Not applicable.

(3)	Not applicable.

PART III — CONSENT TO SERVICE OF PROCESS

(1)	Form F-X previously filed with the Commission on February 25, 2011.

(2)	Not applicable.

Exhibit Index

Exhibit Number	Description
1	Notice Regarding Sumisho Computer Systems Corporation and CSK Corporation Entering into a Merger Agreement*
2	Notice Regarding the Start of a Tender Offer of the Shares, etc. of CSK Corporation*
3	Notice Regarding the Result of the Tender Offer of the Shares, etc. of CSK Corporation**
4	Notice of Partial Amendment to “Notice Regarding Sumisho Computer Systems Corporation and CSK Corporation Entering into a Merger Agreement”

*	Previously submitted on Form CB on February 25, 2011.
**	Previously submitted on Form CB/A on April 13, 2011.

PART IV — SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Tetsuya Fukunaga
(Signature)

Tetsuya Fukunaga
Chief Financial Officer
Sumisho Computer Systems Corporation.
(Name and Title)

May 20, 2011
(Date)

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